John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0313 Fax: (617) 572-9161 E-mail: kciccarelli@jhancock.com Kimberly S. Ciccarelli AVP and Senior Counsel

May 28, 2010

via EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	John Hancock Life Insurance Company (U.S.A.)

Separate Account N - File Nos. 811-5130, 333-152409

Commissioners:

Conveyed herewith via EDGAR for filing pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(i) of Regulation S-T, is a post effective amendment to the Form N-6 registration statement for the Separate Account N (“Registrant”) relating to the CVUL insurance policies “CVUL” offered by John Hancock Life Insurance Company (U.S.A.) (“John Hancock” or the “Depositor”).

Background of the amendment

The enclosed amendment to the CVUL registration statement describes the following two new endorsements that we intend to begin issuing with new business CVUL life insurance policies on or about July 19, 2010, pending all requisite regulatory approvals:

1) Early Termination Fee Endorsement. The Early Termination Fee Endorsement amends certain provisions of the CVUL life insurance policy to allow for the deduction of an Early Termination fee with respect to withdrawals or surrender of the policy during the first 7 policy years. John Hancock intends to automatically issue the Early Termination Fee Endorsement with all new CVUL life insurance policies in which we determine through our current underwriting practices present a heightened risk of early termination. For example, small corporate-owned policies or individually-owned policies in which the policy is currently not offered for sale. We will determine whether to issue the endorsement pursuant to uniformly applied standards that are reasonable and that are not unfairly discriminatory.

2) Allocations and Transfers Endorsement. The Allocations and Transfers Endorsement amends certain provisions of the CVUL life insurance policy to limit i) the combined amount of premiums and policy that may be allocated and/or transferred to all fixed accounts under a policy (in aggregate with certain other polices described therein), and ii) the amount of policy value that may be transferred to or from an investment account under a policy (in aggregate with certain other policies described therein). John Hancock intends to automatically issue the Allocations and Transfers Endorsement prospectively to new business only.

Request for Expedited Review

Our current prospectus disclosure has been reviewed and previously approved by the Staff. We are not making any changes to this disclosure. Rather, we are adding new disclosure to describe the above-referenced policy endorsements. These provisions will be applied prospectively to new business only. Accordingly, the Registrant requests expedited review.

Request for Acceleration

An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Registrant does, hereby acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions to the undersigned at (617) 572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli

Enclosure

cc: James C. Hoodlet, Esq.